UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea at 10:00 a.m. on March 27, 2012.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•

Agendum 1: the shareholders approved the Company’s balance sheets, income statements and statements of appropriation of retained earnings as of and for the years ended December 31, 2011 and 2010, each of which has been extracted and translated into English from the original Korean language financial statements prepared in accordance with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE, and audited in accordance with Generally Accepted Auditing Standards in Korea, or K-GAAS.

•

Agendum 2: the shareholders approved the reappointment of seven directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo (who are independent directors).

•	Agendum 3: the shareholders approved the proposed amendments to the Articles of Incorporation.

•	Agendum 4: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2012.

Furthermore, the Company’s 2011 Annual Business Report was presented to the shareholders at the AGM.

* The figures provided in this submission on Form 6-K relate only to Gravity Co., Ltd., and are not consolidated with those of its subsidiaries.

The Company’s Board of Directors, consisting of the seven reelected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park was reappointed as Chief Executive Officer and Mr. Yoshinori Kitamura was reappointed as Chairman of the Board of Directors.

Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo were reappointed as Audit Committee members at the Board Meeting.

The Company expects to file the Company’s non-consolidated financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with KAS-NPE and audited in accordance with K-GAAS as of and for the years ended December 31, 2011 and 2010 (“2011/2010 KAS-NPE non-consolidated financial statements”) with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2011/2010 KAS-NPE non-consolidated financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

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Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: March 27, 2012
	By:	/s/ Heung Gon Kim
Name: Heung Gon Kim
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99. 1	Gravity Reports Non-consolidated Financial Results for 2011

99. 2	2011 Annual Business Report